Filed by Security Capital U.S. Realty
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934
                                 Subject Company: Security Capital U.S. Realty

On November 6, 2000, Security Capital U.S. Realty, an entity formed under the laws of Luxembourg as a Societe d'Investissement a Capital Fixe, issued the following press release:



NEWS RELEASE                                    For more information, contact:
------------                                                Constance B. Moore
                                                               +352 46 37 56-1
                                          U.S. callers dial 011 352 46 37 56-1


           SC-U.S. REALTY ANNOUNCES RESULTS FOR THIRD QUARTER 2000

  OPERATING PERFORMANCE INCREASES 34.0% OVER THIRD QUARTER 1999; PREVIOUSLY
          ANNOUNCED AGREEMENT TO COMBINE WITH SECURITY CAPITAL GROUP

(6 November 2000) - SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN-Code: LU0060100673) today announced results for the quarter ended 30 September 2000. Total EBDADT (earnings before depreciation, amortisation and deferred taxes) for the third quarter was $47.1 million, or $0.63 per share, which represents a 34.0% per share increase when compared to $37.1 million, or $0.47 per share, for the same period last year. These results include special items as detailed in the supplemental financial information.

SC-U.S. Realty's total EBDADT for the nine months ended 30 September 2000 was $128.4 million, or $1.71 per share, which represents a 28.6% per share increase when compared to $111.7 million, or $1.33 per share, for the same period in 1999. Net asset value (NAV) was $29.97 per share at 30 September 2000, which represents a 21.3% increase when compared to $24.70 per share at 31 December 1999.

HIGHLIGHTS FOR THIRD QUARTER 2000
---------------------------------

o SC-U.S. Realty's 34.0% increase in per-share EBDADT reflects the strong operating performance of its public and private affiliates. These affiliates are achieving significant internal growth, driven by the solid performance of operating properties, increased contributions from the stabilisation of properties in the development pipeline and excellent underlying fundamentals in the U.S. real estate market.

o On 26 September 2000, SC-U.S. Realty and Security Capital Group (NYSE: SCZ) announced an agreement to combine the two businesses. Under the terms of the agreement, shareholders of SC-U.S. Realty will receive 1.15 shares of SCZ Class B common stock for each share of outstanding RTY stock. SC-U.S. Realty shareholders, if any, who vote against the transaction will have the option to receive SCZ common stock or up to $200 million in cash based on SCZ's


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   market price shortly before the SC-U.S. Realty shareholder meeting, multiplied by 1.15. Security Capital will not be obligated to proceed with the transaction should shareholder elections require cash payments in excess of $200 million. If approved by shareholders of both companies, the transaction is expected to close early in the first quarter of 2001.

SC-U.S. Realty is a research-driven real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC-U.S. Realty's strategic investments as of 30 September 2000 included ownership positions and commitments to six U.S. real estate investment trusts (REITs) with a combined market capitalisation of approximately $9.2 billion.

The full supplemental financial information for the third quarter 2000 is available on the company's web site at http://www.sc-usrealty.com.
                                       --------------------------

                                     ###

Important Information:
----------------------
Security Capital Group Incorporated ("Security Capital") filed a preliminary Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") on October 13, 2000 relating to the registration of the issuance of shares of Security Capital stock in the proposed transaction with Security Capital U.S. Realty ("U.S. Realty") and proposals to be submitted to shareholders of Security Capital and U.S. Realty in connection with the transaction. Shareholders of Security Capital and U.S. Realty are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information. You may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by Security Capital and U.S. Realty with the SEC (including the documents incorporated by reference into the joint proxy statement/prospectus) at the SEC's web site at www.sec.gov. Shareholders of Security Capital may also obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital Group Incorporated, Attention: William R. Fowler, telephone: 800 988-4304. Shareholders of U.S. Realty may also obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital U.S. Realty,
Attention: Laura Hamilton, telephone: +352 46 37 56 2008 (U.S. callers dial 011 352 46 37 56 2008)

ALL MONETARY FIGURES ARE EXPRESSED IN UNITED STATES CURRENCY.

THIS PRESS RELEASE AND THE SUPPLEMENTAL INFORMATION CONTAIN CERTAIN STATEMENTS THAT ARE NEITHER REPORTED FINANCIAL RESULTS NOR OTHER HISTORICAL INFORMATION. THESE STATEMENTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE-HARBOR PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF SC-U.S. REALTY WITH RESPECT TO FUTURE EVENTS AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. BECAUSE THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY THE STATEMENTS. MANY OF THESE RISKS AND UNCERTAINTIES RELATE TO FACTORS THAT ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR ESTIMATE PRECISELY, SUCH AS FUTURE MARKET CONDITIONS, THE BEHAVIOR OF OTHER MARKET PARTICIPANTS, THE ACTIONS OF GOVERNMENTAL REGULATORS AND OTHER RISK FACTORS DETAILED IN SC-U.S. REALTY'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU ARE CAUTIONED NOT TO


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PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF
THE DATE OF THESE MATERIALS. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THESE MATERIALS.